Exhibit 99.1

Rogers Communications Board Increases and Declares Dividend

Board Increases Annualized Dividend 11% to $1.58 Effective Immediately;

Quarterly Dividend of 39.5 Cents per Share Declared by Board Reflects Newly

Established $1.58 per Share Annualized Dividend Payout Level

TORONTO, Feb. 22 — Rogers Communications Inc. (“Rogers”) announced that its Board of Directors has approved an 11% increase to the annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share. Effective immediately, the new quarterly dividend rate will be 39.5 cents per share.

Following the approval of the dividend increase, the Rogers Board declared a 39.5 cents quarterly dividend on each of its outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend will be paid on April 2, 2012 to shareholders of record on March 19, 2012, and is the first quarterly dividend to reflect the newly increased $1.58 per share annualized dividend level. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com